Exhibit 99.1

GOLD STANDARD REPORTS AN INITIAL MINERAL RESOURCE
ESTIMATE FOR THE LEWIS PROJECT, BATTLE MOUNTAIN
DISTRICT, NEVADA

May 5, 2020 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today announced an initial mineral resource estimate (“MRE”) for the Virgin gold and silver deposit (the “Virgin Deposit”) on its 100%-owned/controlled Lewis Project in Nevada’s Battle Mountain Trend (the “Lewis Project”). The mineral resource estimate was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) by APEX Geoscience Ltd. of Edmonton, Canada (“APEX”) and has an effective date of May 1, 2020. The Company has decided to prepare and file a technical report in accordance with NI 43-101 on SEDAR within 45 days.

In its summary report, APEX estimates an Inferred Mineral Resource of 7.74 million tonnes grading 0.83 grams gold per tonne (g Au/t), totaling 205,800 ounces of gold and 14.22 grams silver per tonne (g Ag/t) totaling 3,537,300 ounces of silver (at a lower cutoff of 0.20 g Au/t) (Table 1). A sensitivity analysis of the grade and tonnage relationships at a variety of cut off grades is shown in the accompanying Table 2 below.

The Lewis Project is a separate and unique exploration project located approximately 100 km west of GSV’s flagship South Railroad development project. The Lewis Project shares a common land boundary with Nevada Gold Mines’ Phoenix mine, one of the most prolific and active gold-silver-copper producers on the Battle Mountain-Eureka trend. The Company believes that the Lewis Project inferred mineral resource estimate at the Virgin Deposit is a continuation of the Phoenix-Fortitude mineralization currently being mined by Nevada Gold Mines in the Phoenix mine. Open pit laybacks for the Phoenix mine’s approved environmental impact statement actually cross onto GSV-controlled ground and may include mining all or portions of the Inferred Mineral Resource. The Lewis Project has several known mineralized zones and has the potential for new gold and silver discoveries on the 5,340-acre (2,161 hectare) project. The Lewis Project was acquired by Gold Standard as part of its purchase of Battle Mountain Gold Inc. completed on June 14, 2017 (see news release).

A sensitivity analysis of the grade and tonnage relationships at a variety of cut-off grades is shown in the accompanying Tables 2 below.

Jonathan Awde, CEO and Director of Gold Standard commented: “In our view, the Lewis Project is important to the ongoing success of Nevada Gold Mine’s Phoenix mine immediately to the south, for three reasons…the value of the layback provides room for Phoenix to mine to the limits of the currently permitted pit, the added value of the mineral resource estimate which is continuous with the Phoenix mineralization, including the mineral resource estimate helps offset stripping costs for the expansion of the Phoenix operations, and the Lewis Project has its own resource expansion potential to the north along the Virgin Fault, the main feeder for the Phoenix deposit.”

Key Highlights

  Inferred Mineral Resource of 205,827 troy ounces of gold and 3,537,268 troy ounces of silver contained in 7.74 million tonnes at a grade of 0.83 g Au/t and at a grade of 14.22 g Ag/t (at a lower cutoff of 0.20 g Au/t), yielding a combined total of 248,300 troy ounces of gold equivalent (“AuEq”) at a combined grade of 1.0 g/t AuEq (using a ratio of 80 to 1 silver to gold).

  The MRE is based on 193 reverse circulation holes, 33 diamond core holes, and 4 unknown holes.

  Additional shallow gold and silver resource potential exists to the east and west in related sub- parallel or separate structural zones, with extensions to the Virgin Deposit open to the north and at depth. Mineralization at the south end of the mineral resource area continues into the Phoenix open pit mine.

  The Virgin Deposit consists of higher-grade structures surrounded by lower-grade disseminated mineralization within a zone measuring about 725 meters in length at an azimuth of 350 degrees, up to 325 meters wide which includes multiple sub-parallel, sub-vertical zones, with up to 300 meters in vertical depth. The Virgin fault, which controls mineralization in the Phoenix mine to the south, strikes northward out of the mine and onto the Lewis Project where it also controls gold and silver mineralization in the Virgin Deposit. Gold and silver mineralization is associated with northwest trending and steep westerly dipping structures in Paleozoic sedimentary rocks.

  Near surface oxide potential (< 40 m deep) remains open to the east (MAD-45, 22.9m grading 1.53 g Au/t and 22.9 g Ag/t and MAD-74, 24.4m grading 1.22 g Au/t and 55.0 g Ag/t) and to the west (MAD-64, 13.7m grading 3.16 g Au/t and 163.6 g Ag/t and BVD-9A, 27.4m grading 2.17 g Au/t and 39.4 g Ag/t).

  In addition to the initial mineral resource estimate at the Virgin Deposit, high-value exploration targets on the Lewis Project include: 1) the Southwest skarn target where Barrick Gold Corporation drill hole FWL-30 intersected 17 m of 5.7 g Au/t – an intercept that remains open in multiple directions; and 2) the Buena-Vista Meagher corridor immediately north of Nevada Gold Mines’ Phoenix mine. The strong gravity gradient and historic shallow intercepts in upper plate Havallah Sequence rocks (including 27.4m of 2.20 g Au/t in drill hole BVD-9A) indicate that structure and system should be present in the favorable Antler host rocks at depth. The potential grades noted above are conceptual in nature; there has been insufficient exploration to define further mineral resources and it is uncertain if further exploration will result in these targets being delineated as a mineral resource.

Table 1. Virgin Deposit MRE at a lower cutoff of 0.20 g Au/t is summarized below*:

Classification	Tonnage – Au	Au Grade	Contained	Ag Grade	Contained	AuEq	Contained
	(million	(grams	Au**	(grams per	Ag**	Grade	AuEq****
	metric tonnes)	per tonne)	(troy	tonne)	(troy	(grams per	(troy
			ounces)		ounces)	tonne)	ounces)
Inferred	7.74	0.83	205,800	14.22	3,537,300	1.00	248,300
*Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There has been insufficient exploration to allow for the classification of the inferred resources tabulated as a indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated or measured mineral resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
**Reported resources have been constrained within a US$1500/ounce of gold pit shell.
****Contained ounces may not add due to rounding. AuEq is based upon a ration of 80:1 Ag to Au.

Table 2. Sensitivity analysis of the Virgin Deposit mineral resource estimate at various cut-offs:

Cutoff	Tonnage –	Au Grade	Contained	Ag Grade	Contained	AuEq	Contained
	(million	(grams per	Au**	(grams per	Ag**	Grade	AuEq***
	metric	tonne)	(troy	tonne)	(troy	(grams per	(troy
	tonnes)		ounces)		ounces)	tonne)	ounces)
0	9.01	0.73	211,200	13.49	3,909,700	0.89	258,100
0.1	8.67	0.76	210,600	13.82	3,850,500	0.92	256,800
0.14	8.43	0.77	209,600	13.92	3,773,100	0.94	254,900
0.2	7.74	0.83	205,800	14.22	3,537,300	1.00	248,300
0.3	6.43	0.95	195,300	14.85	3,068,900	1.12	232,100
0.4	5.14	1.09	180,800	15.58	2,574,100	1.28	211,700

0.5	4.14	1.25	166,400	16.29	2,171,300	1.44	192,500

Mineral Resource Estimate

The initial mineral resource estimate for the Virgin Deposit was prepared under the supervision of Michael Dufresne, M.Sc., P.Geol., P.Geo., by Steven Nicholls, B.A.Sc., MAIG and Warren Black, M.Sc., P.Geo. of APEX, all “qualified persons” under NI 43-101, who have reviewed and approved this news release.

Modeling was conducted in Universal Transverse Mercator (UTM) coordinate space relative to the North American Datum (NAD) 1927 and UTM Zone 11. A parent block size of 3 m (X) x 3 m (Y) x 3 m (Z) was utilized in order to honour the mineralization wireframes. The Lewis Project MRE modeling utilized 230 drill holes that were completed from 1980 to 2018. Mr. Dufresne, P.Geol., P.Geo., visited the property in August, 2019, in order to verify and validate the historic drill hole dataset and to verify the drilling of the recently completed 2017 to 2018 diamond and RC drilling campaigns completed by Gold Standard.

APEX personnel were involved in the verification and validation of the Lewis Project drill hole collar and assay database and quality assurance/quality control analysis of the database. The current drill hole database is deemed to be in good condition and suitable to use in ongoing mineral resource estimation studies. A total of 34,239 assay intervals make up the assay database, with a total of 6,300 samples assayed for gold and 6,132 assayed for silver within the mineralization domains. The sample database was composited to 10 ft (3.05 m) and capping limits of 30 g/t Au and 180 g/t Ag were applied to the composites. Gold and silver estimation was completed separately using ordinary kriging. The percentage of the volume of each block below the bare earth surface and within each mineralization domain was calculated using the 3D geological model and a 3D surface model. The search ellipsoid size used to estimate each metal was defined by the modelled variograms. Block grade estimation employed varying anisotropy, which uses different rotation angles to define the principal directions of the variogram model and search ellipsoid on a per-block basis. Blocks within estimation domains are assigned rotation angles using a modelled 3D mineralization trend surface wireframe, which allows structural complexities to be reproduced in the estimated block model.

A total of 464 bulk density samples were available, of which 49 were situated with the resource mineralization domains. The average density for the lodes ranges from 1.49 g/cm3 to 4.98 g/cm3 with overall average bulk density of 2.68 g/cm3 which was applied to all blocks for the Lewis Project mineral resource estimate.

The resource is classified according to the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 29th, 2019 and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 10th, 2014. A NI 43-101 technical report disclosing the Lewis Project MRE will be filed on SEDAR within 45 days.

Factors that may affect the estimate include: metal prices, changes in interpretations of mineralization geometry, continuity of mineralization zones, changes to kriging assumptions, metallurgical recovery assumptions, operating cost assumptions, confidence in the modifying factors, including assumptions that surface rights to allow mining infrastructure to be constructed will be forthcoming, delays or other issues in reaching agreements with regulatory authorities and stakeholders, and changes in land tenure requirements or in permitting requirements.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All Gold Standard sampling was conducted under the supervision of the Company’s project geologists, and the chain of custody from the project to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank or certified reference material was inserted approximately every tenth sample. The core and RC samples were delivered to either ALS Minerals or Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to either ALS Minerals or Bureau Veritas Mineral Laboratories certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results. Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Both ALS Minerals and Bureau Veritas Minerals Laboratories are independent of the Company.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a “qualified person” as defined by NI 43-101.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced-stage gold exploration company focused on building value in a responsible, sustainable and ethical manner by leveraging its strategic, cornerstone land package in Nevada’s Carlin Trend. Gold Standard intends to advance its South Railroad Project through permitting and a feasibility study towards a potential production decision. Gold Standard intends to augment this goal by advancing exploration that contributes value to the South Railroad Project.

The Pinion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Measured and Indicated Mineral Resource of 28.93 million tonnes grading 0.58 g/t Au and 4.22 g/t Ag, totaling 544,000 ounces of gold and 3,929,000 ounces of silver, and an Inferred Mineral Resource of 10.81 million tonnes grading 0.64 g/t Au and 3.80 g/t Ag, totaling 224,000 ounces of gold and 1,322,000 ounces of silver, using a cut-off grade of 0.14 g/t Au and constrained by a $1,500/Au ounce LG Cone.

The Dark Star deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of a Measured and Indicated Mineral Resource of 32.72 million tonnes grading 0.88 g/t Au, totaling 921,000 ounces of gold and an Inferred Mineral Resource of 2.48 million tonnes grading 0.70 g/t Au, totaling 56,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounce LG Cone.

The North Bullion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Mineral Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

The Jasperoid Wash deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Inferred Mineral Resource of 10.57 million tonnes grading 0.33 g/t Au, totaling 111,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounces LG Cone.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE American LLC accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: estimates of mineral r resources; the opportunities for exploration, development and expansion of the Lewis Project; the intention to file a technical report for the initial mineral resource estimate at the Lewis Project; creating further value by leveraging its land package; advancing its South Railroad Project through permitting and a feasibility study towards a potential production decision and augmenting this by advancing exploration that contributes value to the South Railroad Project; and the success related to any future exploration or development programs.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and resource estimates and the assumptions upon which they are based, including geotechnical and metallurgical characteristics of rock confirming to sampled results and metallurgical performance; tonnage of ore to be mined and processed; ore grades and recoveries; assumptions and discount rates being appropriately applied to the PFS; success of the Company's projects, including the South Railroad Project; prices for silver and gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour- related disruptions; no unplanned delays or interruptions in scheduled construction and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the United States, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry for equipment and qualified personnel; the availability of additional capital; title matters and and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the SEC set forth in Industry Guide 7 (“Industry Guide 7”), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies in accordance with Industry Guide 7. In particular, and without limiting the generality of the foregoing, this news release uses the terms “measured mineral resources,” ‘‘indicated mineral resources’’ and ‘‘inferred mineral resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, Industry Guide 7 does not recognize them. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred mineral resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws. However, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Industry Guide 7.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com